Divakar Gupta	VIA EDGAR
+1 212 479 6474
dgupta@cooley.com

June 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christie Wong
Daniel Gordon
Chris Edwards
Tim Buchmiller

Re:	PolyPid Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed June 15, 2020
File No. 333-238978

Ladies and Gentlemen:

On behalf of PolyPid Ltd. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 17, 2020 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to its Registration Statement on Form F-1, filed on June 15, 2020 (“Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects changes made in response to the comment contained in the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics.

Amendment No. 1 to Registration Statement on Form F-1 filed June 15, 2020

Dilution, page 74

1.              You presented that there were 9,330,881 shares purchased by the existing shareholders as of March 31, 2020, on a pro forma as adjusted basis. We further note that the total shares issued and outstanding are 13,742,118, on a pro forma basis at March 31, 2020. Both numbers did not include shares

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issued in this offering. Please tell us the reason(s) for the discrepancies or revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 2.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-32

2.              Please state the shares issued and outstanding, on a pro forma basis at March 31, 2020. Refer to Paragraph 29 of Regulation S-X Rule 5-02.

RESPONSE: In response to the Staff’s comment, the Company has revised the consolidated balance sheets on page F-33 of Amendment No. 2.

* * * *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc: Amir Weisberg, PolyPid Ltd. Dikla Czaczkes Akselbrad, PolyPid Ltd Oded Har-Even, Zysman, Aharoni, Gayer & Co. Nathan Ajiashvili, Latham & Watkins LLP Barry P. Levenfeld, Yigal Arnon & Co.